IN THE MATTER OF

FILE NO. 70-8491

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Allegheny Energy, Inc.
10435 Downsville Pike
Hagerstown, MD 21740

Allegheny Ventures, Inc.
10435 Downsville Pike
Hagerstown, MD 21740

____________________________

Allegheny Energy, Inc.
10435 Downsville Pike
Hagerstown, MD 21740

The Commission is requested to send copies of all notices, orders and communications in connection with this Application / Declaration to:

               Thomas K. Henderson                                       Anthony Wilson
               Vice President and General Counsel                 Senior Counsel
               Allegheny Energy, Inc.                                      Allegheny Energy Service Corporation
               10435 Downsville Pike                                     10435 Downsville Pike
               Hagerstown, MD 21740                                    Hagerstown, MD 21740

          As of December 31, 2001, Allegheny Ventures, Inc., through Envirotech, had made investments and security transactions as outlined on Exhibit A, attached hereto. EnviroTech Investment Fund I Limited Partnership (the Partnership) was organized in the State of Delaware on April 13, 1985, to provide risk capital for, and make investments in the securities of privately held and publicly listed companies, including businesses in the development stage. The Partnership extends to April 15, 2005, with an option to extend for up to two additional years in order to facilitate the realization of investments, unless terminated earlier

          The Balance Sheet and Statement of Income for Allegheny Ventures, Inc. for the year ended December 31, 2001, are also included as a part of this filing

ALLEGHENY VENTURES, INC. By /S/ PAUL M. BARBAS Paul M. Barbas President
Dated: June 26, 2002
Exhibit A
Company	Investment Date	Description	Cost
AutomationSolutions International LLC	December 20, 1996	Machine automation and control systems	$3,509,364
C-Speed Corp (1)	January 28, 2000	Manufactures microelectomechanical mirror subsystems for optical switching applications	$1,933,062
C-Speed Corp (2)	November 30, 2001	Manufactures miroelectomechanical mirror subsystems for optical switching applications	$37,791
Cellit, Inc.	November 23, 1998	Computer telephony software & hardware for the call center industry	$1,574,210
CopperCom, Inc./DTI-1	November 12, 1998	Equipment for voice capability over xDSL infrastructures	$4,270,363
Cycloid Company	June 20, 1996	Designs, markets and manufactures a tire inflation system	$1,721,280
Filanet Corporation	December 17, 1999	Manufactures low cost, LINUX based thin servers	$1,054,192
LeCrov2 Corporation	June 30, 1999	Manufacturer of electronic test and measurement instrumentation	$1,425,908
McHugh Software International, Inc.	October 27, 1998	Warehouse and transportation management software and services	$2,517,849
NSA Engineering, Inc.	July 11, 1997	Underground engineering software and services	$1,230,036
QuestAir Technologies, Inc (formerly Quest Air Gases)	December 20, 1999	Develops products for the industrial oxygen and fuel cell markets	$1,516,412
Trexel, Inc.	December 22, 1999	Licenses and manufactures equipment for implementation of microcellular foam technology	$494,115
Triton Network Systems, Inc.	October 18, 1999	Wireless network systems provider, telecom local loop access.	$696,610
Valdor Fiber Optics, Inc.	June 23, 1997	Fiber-optic connectors	$1,068,084

Allegheny Ventures, Inc.
Consolidated Statement of Income

	Unaudited

(Thousand of Dollars)	Three Months Ended	Twelve Months Ended
	December 31, 2001	December 31, 2001

Operating revenues:	$105,540	$139,644

Operating Expenses:
Operating expense	101,652	136,297
Depreciation	610	1,138
Taxes other than income taxes	307	746
Total Operating Expenses	102,569	138,181
	2,971	1,463

Other income and expense	(439)	(410)
Interest on long-term debt and other interest	(247)	(440)
Income before income taxes	2,285	613
Federal and sate income taxes	984	815
Consolidated Net Income	$ 1,301	$ (202)

Allegheny Ventures, Inc.
Consolidated Balance Sheet

(Thousands of Dollars)	Unaudited
December 31, 2001
ASSETS:
Property, Plant, and Equipment:
At original cost	$ 43,800
Accumulated depreciation	(2,624)
41,176
Investments and Other Assets:
Excess of cost over net assets acquired (Goodwill)	26,218
Nonutility investments	70,836
Other	10,809
107,863
Current Assets:
Cash and temporary cash investments	4,364
Accounts receivable:
Electric Service	12,758
Other	53,808
Affiliates	2,295
Allowance for uncollectible accounts	(2,824)
Materials and supplies - at average cost:
Operating and construction	6,132
Gas retail contracts	27,832
Prepaid taxes	2,450
Prepaid insurance	57
Other	445
107,317
Deferred Charges:
Commodity contracts	6,443
Deferred income taxes	15,533
Other	580
22,556
Total Assets	$278,912

Allegheny Ventures, Inc.
Consolidated Balance Sheet (continued)

Unuaudited
December 31, 2001
CAPITALIZATION & LIABILITIES:
Capitalization:
Common Stock	$ 1
Other paid in capital	160,985
Retained earnings	(36,231)
Other comprehensive income	(20,232)

Long-term debt	10,500
104,523
Current Liabilities:
Short-term debt	700
Accounts payable, other	65,307
Accounts payable, affiliates, net	984
Taxes accrued:
Federal and state taxes	3,095
Other tax accrued	918
Gas retail contracts	69,520
Interest accrued	52
Other current liabilities	2,054
142,630
Deferred credits
Gas retail contracts	21,082
Other	177
21,259
Total Capitalization and Liabilities	$278,912